Exhibit 99.2

Kenon Schedules Fourth Quarter and Full Year 2014 Results

Release For Today, Tuesday, March 31, 2015

- Conference Call Scheduled for April 1, 2015 at 9:00 am Eastern Time -

Singapore, March 31, 2015. Kenon Holdings (NYSE: KEN, TASE: KEN) announced that it will be releasing its fourth quarter and full year 2014 results on Tuesday, March 31, 2015.

Kenon will also host a conference call on Wednesday, April 1, 2015 starting at 9:00 am Eastern Time. Management will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US:	1-888-407-2553

UK:	0- 800-4048-418

Israel:	03- 918-0644

International:	+972-3-918-0664

At: 9:00 am Eastern Time, 6:00 am Pacific Time, 2:00 pm UK Time, 4:00 pm Israel Time, 9:00 pm Singapore Time

For those unable to participate, the teleconference will be available for replay on Kenon’s website at http://www.kenon-holdings.com/ beginning 24 hours after the call.

About Kenon Holdings

Kenon is a newly-incorporated holding company that operates dynamic, primarily growth-oriented, businesses. Its holdings are at various stages of development, ranging from established, cash generating businesses to early stage development companies.

The businesses comprise:

•	IC Power (100% interest) – a leading owner, developer and operator of power generating facilities in the Latin American, Caribbean and Israeli power generation markets;

•	Qoros (50% interest) – a China-based automotive company;

•	Tower Semiconductors (22.5% interest assuming full conversion of outstanding capital notes) – a global foundry manufacturer, with shares traded on NASDAQ and the TASE;

•	ZIM (32% interest) – an international shipping company; and

•	Two early stage businesses in the renewable energy sector - Primus (91% interest) – a developer of alternative fuel technology and HelioFocus (70% interest) – a developer of solar technologies

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when Kenon believes it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov.

Please see http://www.kenon-holdings.com for additional information.